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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Friedhoff, Lawrence T.		1/17/03
	4955 Orange Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Andrx Corporation (“ADRX”)		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Davie, FL 33314 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Executive Vice President of Andrx Laboratories (NJ), Inc.
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Andrx Group Common Stock		35,355(1)		D

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (right to buy)		currently	5/18/05		Andrx Group Common Stock	60,000		$8.5111		D

	Employee Stock Option (right to buy)		currently	9/14/05		Andrx Group Common Stock	21,000		$6.8151		D

	Employee Stock Option (right to buy)		3/30/00 3/26/04	3/26/09		Andrx Group Common Stock	20,000		$20.6629		D

	Employee Stock Option (right to buy)		6/1/05	6/1/10		Andrx Group Common Stock	1,500		$58.5033		D

	Employee Stock Option (right to buy)		(2)	12/15/10		Andrx Group Common Stock	20,000		$62.3750		D

	Employee Stock Option (right to buy)		(3)	12/19/11		Andrx Group Common Stock	20,000		$70.85		D

	Employee Stock Option (right to buy)		(4)	1/21/13		Andrx Group Common Stock	15,000		$15.48		D

	Employee Stock Option (right to buy)		currently	5/18/05		Andrx Group Common Stock	21		$1,255.81		D

	Employee Stock Option (right to buy)		currently	9/14/05		Andrx Group Common Stock	11		$1,255.81		D

	Employee Stock Option (right to buy)		3/30/00 3/26/04	3/28/09		Andrx Group Common Stock	7		$1,255.81		D

Explanation of Responses:

(1) On December 1, 2002, Andrx Corporation granted Dr. Friedhoff 35,000 restricted stock units, with each unit representing the right to acquire one share of Andrx Group common stock. Subject to certain acceleration and other conditions set forth in their agreements, the shares underlying these units vest in equal installments of 8,750 each on November 30, 2005, 2006, 2007 and 2008.

(2) The option became exercisable in five equal installments beginning on 12/15/01.

(3) The option becomes exercisable in four equal installments beginning on 12/19/03.

(4) The option becomes exercisable in four equal installments beginning on 1/21/04.

Lawrence T. Friedhoff, M.D., Ph.D.	January 24, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.